SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2015	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.,

Calgary, Alberta,

Canada T2J 7E8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The exhibit to this report on Form 6-K shall be incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-195266) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: February 26, 2015	By:	/s/ Gary J. Daniel
		Name:	Gary J. Daniel
		Title:	Corporate Secretary & Senior Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Purchase Agreement, dated as of February 25, 2015.